Registration Nos. 333-281727 and 333-281727-06

UNITED STATES
securities and exchange commission
Washington, D.C. 20549
__________________________

FORM T-1

STATEMENT OF ELIGIBILITY UNDER
THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
Check if an Application to Determine Eligibility of
a Trustee Pursuant to Section 305(b)(2) ☒
_______________________________________________________

U.S. BANK NATIONAL ASSOCIATION
(Exact name of trustee as specified in its charter)

31-0841368
(I.R.S. Employer Identification Number)

800 Nicollet Mall Minneapolis, Minnesota	55402
(Address of principal executive offices)	(Zip Code)

Maritza Hernandez
U.S. Bank National Association
190 South LaSalle Street, 7th Floor
Chicago, IL 60603
(312)332-7465
(Name, address and telephone number of agent for service)

Toyota Auto Receivables 2026-B Owner Trust
(Exact name of obligor as specified in its charter)

Delaware	95-3775816
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

c/o Toyota Motor Credit Corporation 6565 Headquarters Drive, W2-3D Plano, Texas	75024
(Address of principal executive offices)	(Zip Code)

Asset-Backed Notes
 (Title of the Indenture Securities)

FORM T-1

Item 1.	GENERAL INFORMATION. Furnish the following information as to the Trustee.

a)	Name and address of each examining or supervising authority to which it is subject.
Comptroller of the Currency
Washington, D.C.

b)	Whether it is authorized to exercise corporate trust powers.
Yes

Item 2.	AFFILIATIONS WITH THE OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation. None

Items 3-15	Items 3-15 are not applicable because to the best of the Trustee's knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16.	LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.

1.	A copy of the Articles of Association of the Trustee.*

2.	A copy of the certificate of authority of the Trustee to commence business, attached as Exhibit 2.

3.	A copy of the authorization of the Trustee to exercise corporate trust powers, included as Exhibit 2.

4.	A copy of the existing bylaws of the Trustee.**

5.	A copy of each Indenture referred to in Item 4. Not applicable.

6.	The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

7.	Report of Condition of the Trustee as of December 31, 2025 published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

* Incorporated by reference to Exhibit 25.1 to Amendment No. 2 to registration statement on S-4, Registration Number 333-128217 filed on November 15, 2005.

** Incorporated by reference to 305(b)(2), Registration Number 333-229783 filed on June 21, 2021.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, Illinois on the 10th of April, 2026.

By:            /s/ Maritza Hernandez
Maritza Hernandez
Vice President

Exhibit 2

CERTIFICATE OF CORPORATE EXISTENCE AND FIDUCIARY POWERS

I, Jonathan Gould, Comptroller of the Currency, do hereby certify that:

1.   The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq, as amended, and 12 USC 1, et seq, as amended, has possession, custody, and control of all records pertaining to the chartering, regulation, and supervision of all national banking associations.

2.  "U.S. Bank National Association," Cincinnati, Ohio (Charter No. 24), is a national banking association formed under the laws of the United States and is authorized thereunder to transact the business of banking and exercise fiduciary powers on the date of this certificate.

IN TESTIMONY WHEREOF, today, March 27, 2026, I have hereunto subscribed my name and caused my seal of office to be affixed to these presents at the U.S. Department of the Treasury, in the City of Washington, District of Columbia.

     2026-00886-C

Exhibit 6

CONSENT

In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, U.S. BANK NATIONAL ASSOCIATION hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

Dated: April 10, 2026

By:            /s/ Maritza Hernandez
Maritza Hernandez
Vice President

Exhibit 7
U.S. Bank National Association
Statement of Financial Condition
As of 12/31/2025

($000’s)

12/31/2025
Assets
Cash and Balances Due From	$46,282,835
Depository Institutions
Securities	166,357,745
Federal Funds	5,725,720
Loans & Lease Financing Receivables	386,268,399
Fixed Assets	7,708,998
Intangible Assets	17,371,281
Other Assets	46,410,249
Total Assets	$676,125,227

Liabilities
Deposits	$533,475,213
Fed Funds	1,320,029
Treasury Demand Notes	0
Trading Liabilities	3,327,388
Other Borrowed Money	43,793,240
Acceptances	0
Subordinated Notes and Debentures	4,600,000
Other Liabilities	21,022,145
Total Liabilities	$607,538,015

Equity
Common and Preferred Stock	18,200
Surplus	29,946,193
Undivided Profits	37,996,235
Minority Interest in Subsidiaries	626,584
Total Equity Capital	$68,587,212

Total Liabilities and Equity Capital	$676,125,227